SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/17/2024

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
2,100

8. SHARED VOTING POWER
103,960

9. SOLE DISPOSITIVE POWER
2,100
_______________________________________________________

10. SHARED DISPOSITIVE POWER
103,960

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
106,060 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.36%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,100

8. SHARED VOTING POWER
153,701

9. SOLE DISPOSITIVE POWER
2,100
_______________________________________________________

10. SHARED DISPOSITIVE POWER
153,701

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
155,801 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.35%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,100
8. SHARED VOTING POWER
153,701

9. SOLE DISPOSITIVE POWER
2,100
_______________________________________________________

10. SHARED DISPOSITIVE POWER
153,701

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
155,801 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.35%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d
filed May 31, 2023. Except as specifically set forth
herein, the Schedule 13d remains unmodified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 8/7/23, there were 1,754,000 shares of common stock outstanding as of 5/31/2023. On 11/8/23 87,684 shares were tendered, leaving 1,666,316 shares outstanding. The percentages set forth herein were derived using such number. Phillip Goldstein and
Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of January 19, 2024 Bulldog Investors, LLP is deemed to be the beneficial owner of 106,060 shares of NDP (representing 6.36% of NDP's outstanding shares) solely by virtue of Bulldog Investors, LLP's power to direct the vote of,and dispose of, these shares.
Such shares are also beneficially owned by clients of Bulldog Investors,
LLP who are not members of any group.

As of January 19, 2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 155,801 shares of NDP (representing 9.35% of NDP's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 2,100 shares.
Bulldog Investors, LLP has shared power to dispose of and vote 103,960 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of NDP's shares) share this power with
Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog
Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 49,741 shares.

c) During the last 60 days the following shares of NDP were bought.

Date   Shares   Price
1/18/2024  1,114   28.0100
1/10/2023  206      29.0400
12/29/2023  100   28.6500
12/28/2023  2,000   28.9600
12/18/2023  240   28.9300
12/4/2023  170   28.9600

d) Clients of Bulldog Investors, LLP and an account managed by Messrs.
Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/22/24

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.